UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-32375

Comstock Homebuilding Companies, Inc.
(Exact name of registrant as specified in its charter)


11007626

Delaware	**20-1164345**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11465 Sunset Hills Road, 4th Floor, Reston, Virginia 20190
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (703) 883-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $.01 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer;" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by nonaffiliates of the registrant (10,947,988 shares) based on the last reported sale price of the registrant's common equity on the NASDAQ Global Market on June 30, 2010, which was the last business day of the registrant's most recently completed second fiscal quarter, was $15,327,183. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

As of March 31, 2011, there were outstanding 17,025,954 shares of the registrant's Class A common stock, par value $.01 per share, and 2,733,500 shares of the registrant's Class B common stock, par value $.01 per share.

EXPLANATORY NOTE

The purpose of this Form 10-K/A is to amend Part II, Item 7 to correct certain data related to our revenues and order backlog for our 2010 fiscal year as set forth under Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations – Year ended December 31, 2010 compared to year ended December 31, 2009 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission on March 31, 2011 (the "2010 Form 10-K"), and to add the information set forth in Part III, Items 10 through 14 herein to the 2010 Form 10-K.

COMSTOCK HOMEBUILDING COMPANIES, INC.

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2010

TABLE OF CONTENTS

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Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Please see "Cautionary Notes Regarding Forward-looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those discussed below and elsewhere in this report, particularly under the headings "Risk Factors" and "Cautionary Notes Regarding Forward-looking Statements."

Overview

We are a multi-faceted real estate development and services company. We have substantial experience with building a diverse range of products including single-family homes, townhouses, mid-rise condominiums, high-rise multi-family condominiums and mixed-use (residential and commercial) developments.

We are exclusively focused on the Washington, D.C. market which is the eighth largest metropolitan statistical area in the United States. Our expertise in developing traditional and non-traditional housing products enables us to focus on a wide range of opportunities within our core market. We have built homes and apartment buildings in suburban communities, where we focus on low density products such as single family detached homes, and in urban areas, where we focus on high density multi-family and mixed use products. For our homebuilding operations, we develop properties with the intent that they be sold either as fee-simple properties or condominiums to individual unit buyers or as investment properties sold to private or institutional investors. Our apartment buildings are developed as rental properties to be held and operated for our own purposes, converted at some point to for-sale condominium units or sold on a merchant build basis. Currently we operate only in the Washington, D.C. market where we target first-time, early move-up, and secondary move-up buyers with our homebuilding product. We focus on products that we are able to offer for sale in the middle price points within the markets where we operate, avoiding the very low-end and high-end products. We believe our middle market strategy positions our products such that they are affordable to a significant segment of potential home buyers in our market.

We believe that our significant experience over the past 25 years, combined with our ability to navigate through two major housing downturns (early 1990's and late 2000's) have provided us the experience necessary to capitalize on attractive opportunities in our core market of Washington, D.C. and to rebuild shareholder value. We believe that our focus on the Washington, D.C. market, which has historically been characterized by economic conditions less volatile than many other major homebuilding markets, will provide an opportunity to generate attractive returns on investment and for growth.

Recent Developments

Eclipse on Center Park Refinancing

On February 2, 2011, Comstock Potomac Yard, L.C., one of our subsidiaries ("Comstock Potomac"), entered into a new inventory term loan agreement ("Loan Agreement") with Eagle Bank pursuant to which Comstock Potomac secured an Eleven Million Eight Hundred Fifty Thousand Dollar ($11,850,000) loan with a three year term (the "New Loan") to refinance our Eclipse at Potomac Yard condominium project in Arlington, Virginia (the "Project"). Proceeds from the New Loan to Comstock Potomac were primarily utilized to pay off existing indebtedness owed to Key Bank, N.A in advance of its March 14, 2011 maturity. Under the terms of the our Loan Agreement, the New Loan provides for an initial interest rate of Prime plus two percent (2%), with an interest rate floor of seven percent (7%). Comstock Potomac is required to make monthly payments of interest only to Eagle Bank, to the extent not offset by an interest reserve initially set aside for the benefit of Comstock Potomac, and a minimum principal curtailment payment of Five Million Five Hundred Thousand Dollars ($5,500,000) no later than eighteen (18) months following the closing of the New Loan (the "Minimum Principal Curtailment"). The New Loan also has a minimum sales pace requirement requiring Comstock Potomac to sell a minimum of six (6) units every six (6) months, on a cumulative basis. There is no prepayment penalty associated with the New Loan, which is secured by a first deed of trust on the property. The Company, and each of Christopher Clemente, the Chief Executive Officer of the Company and Gregory Benson, the Chief Operating Officer of the Company, have fully guaranteed the New Loan. The officer guaranties are reduced to fifty percent (50%) of the outstanding principal amount of the New Loan, from time to time, upon the happening of certain events, including the satisfaction of the Minimum Principal Curtailment.

Cascades Apartment Project

On January 31, 2011, Comstock Cascades II, L.C., one of our subsidiaries ("Cascades II"), entered into a private placement whereby Cascades II raised working capital in the amount of Two Million Three Hundred and Fifty Thousand Dollars ($2,350,000) (the "Private Placement") related to the planned construction of a 103 unit apartment project located in the Cascades master planned community in Loudoun County, Virginia (the "Cascades Apartments" or "The Commons on Potomac Square"). Proceeds of the

Private Placement, were utilized (i) to provide sufficient capital needed to secure project financing for the Cascades Apartments, (ii) to retire a portion of the existing indebtedness owed to M and T Bank ("M&T") in relation to the Cascades Apartments project, and (iii) to reimburse the Company for prior expenditures incurred on behalf of the project. Participants in the Private Placement included unrelated third party investors along with several members of the Company's Board of Directors, as well as the Chief Operating Officer, Chief Financial Officer and General Counsel of the Company.

On February 11, 2011, Cascades II entered into a Loan Agreement (the "Cardinal Loan Agreement") with Cardinal Bank pursuant to which Cascades II obtained an Eleven Million Dollar ($11,000,000) multi-family construction loan and mortgage with a five year term (the "Cardinal Loan"). Proceeds from the Cardinal Loan were used to (i) fund the construction of a 103 unit apartment project located in the Cascades master planned community in Loudoun County, Virginia (the "Cascades Apartments") and (ii) retire existing indebtedness of the Company owed to M and T Bank ("M&T") having a maturity date of February 14, 2011 and which was secured by a first deed of trust on the real property upon which the Cascades Apartments will be constructed. The Cardinal Loan, secured by a new first deed of trust on the property, has an initial interest rate of Prime plus two percent (2%), with an interest rate floor of six and one-half percent (6.5%), converted after eighteen (18) months to four hundred twenty-five (425) basis points over the five (5) year swap rate with an interest rate floor of five percent (5%) and a ceiling of eight percent (8%). Under the terms of the Cardinal Loan Agreement, the Cardinal Loan will be amortized in accordance with a 5.5%, 25-year schedule, with amortization to begin eighteen (18) months after the Cardinal Loan closing and has a two percent (2%) prepayment penalty if paid within the first or second year of the Cardinal Loan and a one percent (1%) prepayment penalty if retired in the third or fourth year of the Cardinal Loan. The Cardinal Loan requires debt service coverage ("DCR") of (i) 1.0 to 1.0 no later than twenty-four (24) months from the date of the Cardinal Loan closing, (ii) 1.15 DCR no later than thirty-six (36) months from the date of Cardinal Loan closing, and (iii) 1.25 DCR no later than forty-eight (48) months from the date of the Cardinal Loan closing. The Company has fully guaranteed the Cardinal Loan. Christopher Clemente, the Chief Executive Officer of the Company and Gregory Benson, the Chief Operating Officer of the Company (each an "Officer"), also provided a limited guaranty in connection with the Cardinal Loan of up to Six Million Eight Hundred Thousand Dollars ($6,800,000), subject to further reduction upon the satisfaction of certain enumerated conditions set forth in the Cardinal Loan Agreement. In connection with the Officer's limited guaranty of the Cardinal Loan, and in connection with the Company's entry into a loan with Eagle Bank, described above the Officers and the Company entered into a Credit Enhancement and Indemnification Agreement on February 17, 2011 (the "Indemnification Agreement") providing for full indemnification of the Officers by the Company against future losses incurred as a result of their guaranty of the Cardinal Loan or the Eagle Bank Loan. Pursuant to the Indemnification Agreement, the Officers, on an aggregate basis, are entitled to a credit enhancement fee ("Credit Enhancement Fee") from the Company for the Cardinal Loan and the Eagle Bank Loan calculated at a rate of four percent (4%) per annum based on the lesser of (i) the combined outstanding balance of the Cardinal Loan and the Eagle Bank Loan at the end of each month, or (ii) such Officer's maximum guaranty exposure in connection with the Cardinal Loan and the Eagle Bank Loan. One-half of the Credit Enhancement Fee is payable monthly, in arrears, and the remaining half is deferred and payable on an annual basis. There is no obligation that the Officers provide credit support to the Company for its future borrowing needs and as a result, there may be no availability of acquisition, construction and development loans.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), amending ASC 820 to increase disclosure requirements regarding recurring and nonrecurring fair value measurements. ASU 2010-06 will be effective for our fiscal year beginning January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements which will be effective for our fiscal year beginning January 1, 2011. ASC 820 did not have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require us to make certain estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates, including those related to the consolidation of variable interest entities, revenue recognition, impairment of real estate held for development and sale, warranty reserve and our environmental liability exposure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

A summary of significant accounting policies is provided in Note 2 to our audited consolidated financial statements. The following section is a summary of certain aspects of those accounting policies that require our most difficult, subjective or complex judgments and estimates.

Real estate held for development and sale

Real estate held for development and sale includes land, land development costs, interest and other construction costs. Land held for development is stated at cost, or when circumstances or events indicate that the land is impaired, at estimated fair value. Real estate held for sale is carried at the lower of cost or fair value less costs to sell. Land, land development and indirect land development costs are accumulated by specific project and allocated to various lots or housing units within that project using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees and capitalized interest and real estate taxes. Selling costs are expensed as incurred.

We assess the estimated fair value of its projects based on discounted cash flow models on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances, which may affect fair value including management's plans for the property. Due to the large acreage of certain land holdings, disposition in the normal course of business can extend over a number of years. A write-down to estimated fair value is recorded when the net carrying value of the property exceeds its estimated undiscounted future cash flows. These evaluations are made on a property-by-property basis as seen fit by management whenever events or changes in circumstances indicate that the net carrying value may not be recoverable.

Warranty reserve

Warranty reserves for houses settled are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the typical one-year warranty period provided by us or within the five-year statutorily mandated structural warranty period for condominiums. Since we subcontract our homebuilding work, subcontractors are required to provide us with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. This reserve is an estimate and actual warranty costs could vary from these estimates. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. During the year ended December 31, 2010, we provided an additional $639 in warranty reserves to cover future potential costs and/or claims made with respect to its remaining projects. Warranty claims are directly charged to the reserve as they arise. The following table is a summary of warranty reserve activity which is included in accounts payable and accrued liabilities:

	Years ended December 31,	
	2010	2009
Balance at beginning period	$ 692	$ 1,031
Additions	721	115
Releases and/or charges incurred	(303)	(454)
Balance at end of period	$ 1,110	$ 692

Revenue recognition

We recognize revenues and related profits or losses from the sale of residential properties, including multiple units to the same buyer, finished lots and land sales when closing has occurred, full payment has been received, title and possession of the property transfer to the buyer and we have no significant continuing involvement in the property. Other revenues include revenue from land sales, rental revenue from leased apartments and revenue earned from management and administrative support services provided to related parties that is recognized as the services are provided.

Income taxes

As discussed in Note, 1, we adopted the provisions of ASC 740-10-26-6 Income Tax Recognition as of January 1, 2007. As a result of this adoption, we recorded a benefit to the opening accumulated deficit in the amount of $1,663. We recognize interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of general and administrative expense. At December 31, 2008, we had gross unrecognized tax benefits of $77, which was fully reserved. The reserve was limited to interest on the net timing difference. During 2009, we received approval for an accounting method change from the Internal Revenue Service that effectively allows us to recognize the previously unrecognized tax benefit. As a result, we reversed the $77 reserve in 2009. As of December 31, 2010 and 2009, we had no unrecognized tax benefit and we do not expect this to change significantly over the next 12 months.

Use of estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates are utilized in the valuation of real estate held for development and sale, valuation of deferred tax assets, capitalization of costs, consolidation of variable interest entities and warranty reserves.

Results of Operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Orders, backlog and cancellations

Gross new order revenue for the year ended December 31, 2010 decreased $4.6 million to $18.6 million on 58 homes as compared to $23.2 million on 73 homes for the year ended December 31, 2009. Net new order revenue for the year ended December 31, 2010 decreased $2.9 million to $18.1 million on 57 homes as compared to $21.0 million on 66 homes for the year ended December 31, 2009. The average gross new order revenue per unit for the year ended December 31, 2010 increased by $3,000 to $320,000 as compared to $317,000 for the year ended December 31, 2009. Our backlog at December 31, 2010 decreased $0.9 million to $0.6 million on 1 home as compared to our backlog at December 31, 2009 of $1.5 million on 3 homes.

As a result of winding down our divisions in the Atlanta, GA and Raleigh, N.C. markets we were left with two projects at December 31, 2010 where we currently have units available for sale and settlement, Penderbrook and Eclipse on Center Park. Our remaining two projects are land positions in varying states of readiness. Therefore, we were only able to generate orders and backlog at two projects for much of 2010. The decrease in gross new orders, net new orders and backlog at these two projects is attributable to current market conditions in the homebuilding industry which are characterized by a general excess supply of homes available for sale, reduced buyer confidence and elevated levels of unemployment.

Revenue – homebuilding

The number of homes delivered for the year ended December 31, 2010 decreased by 7 homes, to 59 as compared to 66 homes for the year ended December 31, 2009. A modest improvement in the pricing environment coupled with higher priced product mix, resulted in the average revenue performance delivered increasing by $17,000 to $323,000 for the year ended December 31, 2010 as compared to $306,000 for the year ended December 31, 2009.

Homebuilding revenues decreased by $1.1 million to $19.1 million for the year ended December 31, 2010 as compared to $20.2 million for the year ended December 31, 2009. This reduction in revenue from homebuilding is primarily attributable to a lower volume of units settled in 2010 versus 2009.

Revenue – other

Other revenue for the year ended December 31, 2010 increased by $1.9 million to $4.8 million, as compared to $2.9 million for the year ended December 31, 2009, primarily a result of the sale of land at our Station View project for $2.8 million. Other revenue includes $1.8 million and $2.7 million of revenue generated by our rental communities during the twelve months ended December 31, 2010 and the twelve months ended December 31, 2009, respectively. We consider revenue to be from homebuilding when there is a structure built or being built on the lot when delivered. Sales of lots occur, and are included in other revenues, when we sell raw land or finished home sites in advance of any home construction.

Cost of sales – homebuilding

Cost of sales – homebuilding for the year ended December 31, 2010 increased $0.4 million to $19.2 million of homebuilding revenue, as compared to $18.8 million of revenue, for the year ended December 31, 2009. The increase in cost of sales as a percentage of homebuilding revenue for the year ended December 31, 2010 is the result of lower average revenue per settlement and increased sales concessions such as the payment of certain buyer closing costs at settlement that do not affect the revenue per sale but do increase the cost of a settled home.

Cost of sales – other

Cost of sales – other is principally comprised of operating expenses incurred in generating rental revenue at our rental communities. Cost of sales – other for the year ended December 31, 2010 increased by $2.6 million to $4.0 million, as compared to $1.4 million for the year ended December 31, 2009 primarily related to the cost of land sold at the Station View project of $2.6 million.

Impairments and write-offs

Real estate held for development and sale includes land, land development costs, interest and other construction costs. Land held for development is stated at cost, or when circumstances or events indicate that the land is impaired, at estimated fair value. Real estate held for sale is carried at the lower of cost or fair value less costs to sell. Land, land development and indirect land development costs are accumulated by specific project and allocated to various lots or housing units within that project using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees, capitalized interest and real estate taxes. Selling costs are expensed as incurred.

For projects where we expect to sell the remaining lots in bulk or convey the remaining lots to a lender where the loans have matured, the fair value is determined based on offers received from third parties, comparable sales transactions, and/or cash flow valuation techniques. If the project meets the GAAP accounting criteria of held for sale, the project is valued at the lower of cost or fair value less estimated selling costs. If the project sales are expected to extend over a period of time, we calculate fair value utilizing a discounted cash flow model as discussed below, although we would select a discount rate to reflect the relative construction and other risks. For assets held for development, estimated fair value is based on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances which may affect fair value including management's plans for the property. In the normal course of business, dispositions of large land holdings can extend over a number of years. A write-down to estimated fair value is recorded when the net carrying value of the property exceeds its estimated undiscounted future cash flows. These evaluations are made on a property-by-property basis as seen fit by management whenever events or changes in circumstances indicate that the net book value may not be recoverable.

Difficult market conditions characterized by high unemployment, elevated supplies of unsold home inventory, high levels of foreclosures and increased price competition continued to challenge us during the 2010. This has resulted in flat sales prices, customer concessions, reduced gross margins and extended estimates for project sell off dates. We evaluate our projects on a quarterly basis to determine if recorded carrying amounts are recoverable. For projects where we expect to continue sales, these impairment evaluations are based on discounted cash flow models as discussed above. Discounted cash flow models are dependent upon several subjective factors, primarily estimated average sales prices, estimated sales pace, and the selection of an appropriate discount rate. While current market conditions make the selection of a timeframe for sales in a community challenging, we have generally assumed sales prices equal to or less than current prices and the remaining lives of the communities were estimated to be approximately two years. These assumptions are often interrelated as price reductions can generally be assumed to increase the sales pace. In addition, we must select what we believes to be an appropriate discount rate based on current market cost of capital and returns expectations. We used our best judgment in determining an appropriate discount rate based on information we have received from marketing our deals for sale in recent months, and accordingly have elected to use a rate of 13% in our discounted cash flow model. While the selection of a 13% discount rate was subjective in nature, we believe it is an appropriate rate in the current market and appropriately reflects the economics of the market, current return expectations and the cash flow characteristics of the projects. The estimates of sales prices, sales pace, and discount rates used by us are based on the best information available at the time the estimates were made.

Although market conditions in our Washington, D.C. area projects have improved if market conditions deteriorate again, additional adverse changes to these estimates in future periods could result in further material impairment amounts to be recorded. We recorded an impairment charge of $1.5 million during the year ended December 31, 2010, to properly record our for sale projects at fair market value less costs to sell consistent with the provisions of ASC 360.

If the project meets the GAAP accounting criteria of held for sale, the project is valued at the lower of cost or fair value less estimated selling costs. At December 31, 2010, all of our projects met that criteria.

The following table summarizes impairment charges and write-offs for the twelve months ended by metropolitan area ($000):

	Twelve Months Ended December 31,	
	2010	2009
Washington DC Metropolitan Area	$ 1,548	$ 15,351
Raleigh, North Carolina	—	1,218
Atlanta, Georgia	—	6,369
	$ 1,548	$ 22,938

Selling, general and administrative expenses

Selling, general and administrative costs for the year ended December 31, 2010 decreased $2.0 million to $5.5 million as compared to $7.5 million for the year ended December 31, 2009. The reduction is attributable to decreased salary, bonus and other personnel related expenses in conjunction with a continuing effort to make strategic reductions in personnel and related costs. We had 26 full time and 1 part time employee at December 31, 2010 versus 29 at December 31, 2009. Cost reduction initiatives have also resulted in decreases in office rent, legal, accounting and consulting expenses.

Interest, real estate taxes and indirect costs related to inactive projects

Interest and real estate taxes incurred relating to the development of lots and parcels are capitalized to real estate held for development and sale during the active development period, which generally commences when borrowings are used to acquire real estate assets and ends when the properties are substantially complete or the property becomes inactive which means that development and construction activities have been suspended indefinitely. Interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of the rates applicable to other borrowings during the period. Interest and real estate taxes capitalized to real estate held for development and sale are expensed as a component of cost of sales as related units are sold.

When a project becomes inactive, its interest, real estate taxes and indirect production overhead costs are no longer capitalized but rather expensed in the period in which they are incurred. During the twelve months ended December 31, 2010, all of our projects were determined to be inactive for accounting purposes. The following is a breakdown of the interest, real estate taxes and indirect costs related to inactive projects reported on the statement of operations related to the inactivation of certain real estate projects held for development and sale ($000s):

	Years ended December 31, 2010	2009
Total interest incurred and expensed for inactive projects	$ 1,567	$ 2,626
Total real estate taxes incurred and expensed for inactive projects	517	845
Total production overhead incurred and expensed for inactive projects	140	667
	$ 2,224	$ 4,138

Liquidity and Capital Resources

We require capital to operate, to post deposits on new deals, to purchase and develop land, to construct homes, to fund related carrying costs and overhead and to fund various advertising and marketing programs to generate sales. These expenditures include payroll, community engineering, entitlement, architecture, advertising, utilities and interest as well as the construction costs of our homes and rent, insurance amenities. Our sources of capital include, and will continue to include, funds derived from various secured and unsecured borrowings, cash flow from operations, which includes the sale and delivery of constructed homes and finished and raw building lots, and the sale of equity and debt securities.

Our liquidity remains below desired levels and we continue to have limited access to new capital. However, the steps we have taken over the past three years has improved our financial condition. These steps include the successful refinancing of the our Eclipse on Center Park condominium project in February of 2011. The new financing has addressed a significant maturity and provided enhanced flexibility to us as we realize cash flow from the sales of the remaining condominium units. We also were successful in securing a 5 year $11.0 million construction/mortgage loan to support the construction of a 103 unit rental apartment project in the Cascades planned community in the Potomac Falls area of Loudoun County, Virginia. Additionally, we successfully raised $2,350,000 in funds (of which $2,100,000 was received in 2010) through a private placement to provide additional financial support related to the apartment project in Loudoun County, Virginia. ("Cascades Apartment project"). Further, we believe the court decision in the Balfour litigation, as described in Item 3 – Legal Proceedings, if collected, will improve our liquidity assuming the pending appeal of the award by the defendant is concluded in a manner favorable to us.

We continue to engage in discussions with lenders and potential equity investors in an effort to provide additional liquidity to sustain business operations and growth capital to fund various new business opportunities. We are anticipating that through a combination of these ongoing discussions, the additional cash from settlement proceeds and the cash generated from our rental and real estate service operations, that we will generate sufficient cash to sustain our operations through 2011. However, this outcome is primarily dependent upon our ability to meet the minimum settlement requirements specified by our lenders at the Penderbrook and Eclipse projects. If we are unable to meet the sales quotas, substantially all of the proceeds from any settlements at the Penderbrook and Eclipse projects may be retained by the lenders and applied to principal debt curtailments. If we are unable to maintain compliance with the cumulative minimum settlement requirements for an extended period of time, we would need to seek waivers or additional loan modifications from the project lenders at the Penderbrook and Eclipse projects. If we were unable to secure such waivers or modifications, this may substantially reduce the amount of cash generated through unit settlements and make it necessary for us to attempt to generate alternative sources of revenue to meet our operating cash flow requirements. To do so, we may have to seek to leverage the judgment award which we obtained against Balfour, attempt to sell our remaining parcels of land, seek to raise additional capital or seek to obtain additional financing to meet our operating cash flow requirements. If, in the absence of cash flow being generated from unit settlements, we were unable to generate additional capital through any of these alternative sources, we could deplete our cash reserves and may be forced to seek protections afforded under the bankruptcy code. There can be no assurance that in the event we were forced to seek bankruptcy protection that we would be able to reorganize and, in such an event, we could be forced to liquidate our assets. We have met the sales quota requirements as amended during each of the preceding four quarters and were in compliance as of December 31, 2010.

Credit Facilities

We have outstanding borrowings with various financial institutions and other lenders that have been used to finance the acquisition, development and construction of real estate property.

As of December 31, 2010, maturities and/or curtailment obligations of all of our borrowings are as follows ($000s):

2011	18,282
2012	1,101
2013	5,008
2014	—
2015 and thereafter	3,985
Total	$ 28,376

The majority of our debt is variable rate, based on LIBOR or the prime rate plus a specified number of basis points, typically ranging from 220 to 600 basis points over the LIBOR rate and from 25 to 200 basis points over the prime rate. As a result, we are exposed to market risk in the event of interest rate increases. At December 31, 2010, the one-month LIBOR and prime rates of interest were 0.26% and 3.25%, respectively, and the interest rates in effect under the existing secured revolving development and construction credit facilities ranged from 3.50% to 14.26 %. During 2010, these rates have been relatively stable. Since all projects are currently inactive by accounting standards, any change in interest would be expensed in the period incurred.

In the past we have generally financed our development and construction activities on a single or multiple project basis so it is not uncommon for each project or collection of projects we develop and build to have a separate credit facility. Accordingly, we typically have had numerous credit facilities and lenders. As described below in more detail, we made significant progress during 2009 and 2010 in our efforts to restructure or amend our loan facilities to improve our liquidity outlook for 2011.

As described in more detail below, at December 31, 2010 our outstanding debt by lender was as follows ($000s):

	Balance as of 12/31/10	Recourse
Bank		
KeyBank	$ 10,576	Secured
Wachovia	205	Unsecured
Guggenheim Capital Partners	6,400	Secured
M&T Bank – Cascades	1,016	Secured
M&T Bank	496	Secured
Cornerstone (Haven Trust)	400	Unsecured
Bank of America	3,885	Unsecured
Fifth Third	25	Unsecured
Branch Banking & Trust	263	Secured
Seller – Emerald Farm	100	Secured
	23,367	
Due to affiliates – Stonehenge Funding	5,008	Unsecured
Total	28,376	

At December 31, 2010, we had $10.6 million outstanding to KeyBank under a credit facility secured by our Potomac Yard project. This note was scheduled to mature in March, 2011. Under the terms of the note there is an interest reserve which represents the amount by which we can avoid cash payments of future monthly interest obligations by adding them to the principal balance. At December 31, 2010 the available balance in the interest reserve was approximately $0.8 million. While there are no financial covenants associated with the loan, there are curtailment requirements which we have been covering with the proceeds from settlements at the Eclipse project. The interest rate is the higher of LIBOR plus 5.0% or the prime rate plus 2.0% subject to a LIBOR floor of 2.0%. KeyBank has agreed to increase the cash flow available to us from settlements at the Potomac Yard project by providing us with accelerated releases equal to fifteen percent of the net sales price. However, these accelerated releases are subject to meeting a cumulative minimum sales requirement. Failure to meet the cumulative minimum sales requirement will not result in an event of default but may result in a reversion of the unit release provisions whereby KeyBank will retain the entire net sales price of sold units. On March 17, 2010, we completed the sale of land at our Station View project located in Loudoun County, Virginia for $2.8 million. Since the KeyBank debt is secured by the Eclipse project and the Station View land, we made a $2.2 million principal payment to KeyBank related to the Station View sale. This note was repaid through a refinancing that occurred in February 2011. See Note 19 to our consolidated financial statements for a discussion.

At December 31, 2010, we had approximately $6.4 million outstanding to Guggenheim Corporate Funding ("Guggenheim") relating to our Penderbrook Condominium project. On August 20, 2008, Guggenheim issued a notice of default to us regarding a purported default. We subsequently entered into a loan modification and forbearance agreement whereby Guggenheim agreed to forgo any remedies it may have had with respect to the alleged default. On September 16, 2009, we entered into a third amendment to the loan agreement with Guggenheim in which Guggenheim agreed to continue to forbear from exercising its rights related to the defaults and make certain other modifications to the loan agreement. Other than a minimum number of sales per month and sales per quarter requirement, the Guggenheim loan agreement and the three loan amendments contain no significant financial covenants. The key financial terms of the third amendment increase the cash flow available to us through reduced principal payments to Guggenheim as units are settled. Specifically, the third amendment will provide us with cash equal to 25% of the net sales price provided we meet the cumulative minimum sales requirements on a monthly and quarterly basis. If we are unable to meet the minimum sales requirements, it will not constitute an event of default but may result in a reversion to the unit release provisions to ten percent (10%) of the net sales price of sold units in accordance with the loan agreement and first two amendments. We have met the minimum sales requirement, as amended, as of December 31, 2010. The base interest rate is LIBOR plus 200 basis points which is adjusted by a paid in kind interest ("PIK") which accrues on a monthly basis on the loan. This PIK interest varies from a high of 1200 to 200 depending upon the number of units settled. For the years ended December 31, 2009 and 2010 the PIK adjustment was 200 basis points added to the base rate. Should the loan be retired in any year prior to its maturity, the PIK adjustment is limited to 200 basis points. Based upon the number of units sold at the Penderbrook project, this note is scheduled to mature in September, 2011, but can be extended further based upon the satisfaction of a certain number of additional units sold 14 days prior to the extended maturity date, but in no event will it extend beyond March 2012.

At December 31, 2010, the Company had $1.5 million outstanding to M&T Bank. On September 28, 2009, the Company entered into a series of agreements with M&T with respect to the $7.6 million of outstanding debt plus accrued interest and late fees. As a result of the agreements, the Belmont Bay loan, with a principal balance of $6.1 million plus $0.5 million of accrued interest and fees, was released in its entirety and the Cascades Loan, with a principal balance of $1.0 million, was extended through January 31, 2011. The Company also entered into a non-interest bearing subordinated promissory note in connection with the Belmont Loan in the amount of $0.5 million with a three-year maturity secured by the Cascades Project. Under the terms of the agreements, M&T Bank agreed to extend the maturity date of the Cascades Loan by forbearing on enforcing its rights with respect to collection of the debt until January 31, 2011. The Company also agreed to commence current payment of interest due M&T Bank related to the current principal balance of the Cascades Loan. The Cascades Project contains a total of 191 condominium units with the first phase of the Cascades Project (88 units) being completed by the Company in 2007. These amounts were repaid in February of 2011. See Note B do our consolidated financial statements for discussion.

At December 31, 2010, we had $3.9 million outstanding to Bank of America ("BOA") in a 10-year unsecured note. On February 25, 2010, we entered into a Seventh Loan Modification Agreement with Bank of America ("BOA") regarding the modification of the terms of one certain unsecured loan with an approximate principal balance of $3,700,000 ("Line of Credit"). In connection therewith we agreed to pay an extension fee of $100,000 and BOA agreed to delay for one year, until January 2011, the commencement of repayments of all previously unpaid interest accruing since the date of our previously reported modification of the Line of Credit in November 2008. The maturity date remains unchanged at December 28, 2018. On February 1, 2011, we entered into the Eighth Loan Modification Agreement with Bank of America ("BOA") (the "Modification Agreement"). The Modification Agreement required payments of past interest and modification fees of approximately $140 thousand on February 1, 2011, which were paid in accordance with the agreement. The maturity date remains December 28, 2018. We are required to make monthly interest payments which currently approximate $8 thousand per month beginning on February 28, 2011 through loan maturity. Commencing January 28, 2012 and continuing on each and every month through November 28, 2018, we are required to make monthly principal and modification fee payments of approximately $43 thousand.

On December 23, 2009, Stonehenge Funding, LC ("Stonehenge"), an entity wholly-owned by Christopher Clemente, the Chairman and Chief Executive Officer of the Company, completed the purchase of the senior unsecured note from JPMV in the current outstanding amount of approximately $9.0 million, plus accrued and unpaid interest. The purchase of the JPMV note also resulted in the transfer to Stonehenge of the warrant previously issued to JPMV for the purchase of 1.5 million shares of the Company's Class A Common Stock with a strike price of $0.70 per share ("JP Morgan Warrant"). In connection with Stonehenge's purchase of the JP Morgan debt from JPMV, Stonehenge and the Company entered into two separate subordination and standstill agreements for our benefit and our secured lenders, KeyBank and Guggenheim. The subordination agreements allow for Stonehenge and the Company to negotiate permanent modifications to the terms of the JP Morgan Debt and provide KeyBank and Guggenheim with assurances that the Company will not make any cash interest or principal payments to Stonehenge prior to the full repayment of loans to them in connection with our Eclipse and Penderbrook projects. On February 15, 2010, we entered into a Modification Agreement to modify the terms of our senior unsecured note with Stonehenge Funding, LC ("Stonehenge"), an entity wholly-owned by Christopher Clemente, the Chairman and Chief Executive Officer of the Company. On December 23, 2009, Stonehenge acquired the senior unsecured note from JP Morgan Ventures ("JPMV") which had a $9,000,000 principal balance as described in the Amended and Restated Indenture between the Company and JPMV dated March 14, 2008 (the "JP Morgan Debt"). Gregory Benson, the Company's Chief Operating Officer and a member of the Company's Board of Directors, subsequently purchased a participation interest in the JP Morgan Debt and the JP Morgan Warrant from the Subordinate Lender.

Under the terms of the Modification Agreement, Stonehenge has agreed to forgive $4,500,000 of the principal balance due from us under the JP Morgan Debt; reducing the principal balance by 50% to $4,500,000. Stonehenge also agreed to forgive an additional amount due from us of approximately $875,000 representing all past due interest, late fees and penalties accruing through December 31, 2009 ("Interest and Loan Fees") under the JP Morgan Debt. Stonehenge further agreed to reduce the interest rate, effective January 1, 2010, by fifty percent (50%) to 300 basis points above the one year LIBOR on a floating basis. In addition, to ensure our ability to comply with certain restrictions placed upon the us by KeyBank and Guggenheim Corporate Funding (collectively "Secured Lenders") in connection with previously announced loan modifications enhancing cashflow to us, Stonehenge agreed to allow all future interest payments due from us under the JP Morgan Debt to accrue until at least 90 days after the Secured Lenders have been fully repaid. In connection therewith, Stonehenge may, on a quarterly basis, elect to accept stock of the Company (or warrants for the purchase thereof) with a cumulative value equal to the value of the scheduled interest payment in lieu of accruing a future quarterly interest payment.

Further, the Modification Agreement provides for the elimination or forbearance upon the enforcement of all financial covenants contained in the JP Morgan Debt and all previously reported covenant violations by us. The maturity date of the JP Morgan Debt remains unchanged at March 14, 2013, provided however, the Modification Agreement provides us with two optional extension periods of six months each to further assist the Company with its compliance with the restrictions of the Secured Lenders.

Cash Flow

Net cash provided by operating activities was $15.4 million for the year ended December 31, 2010 and $11.9 million for the year ended December 31, 2009. In both years the primary source of cash provided by operating activities was the sale of real estate assets. On March 17, 2010, we completed the sale of land at our Station View project located in Loudoun County, Virginia for $2.8 million.

Net cash used in financing activities was $16.0 million for the year ended December 31, 2010 and $16.8 million for the year ended December 31, 2009. Repayments of indebtedness were the primary use of cash from financing activities in both years.

There were no material cash flows from investing activities for the years ended December 31, 2010 or 2009.

Seasonality and Weather

Our business is affected by seasonality with respect to orders and deliveries. In the market in which we operate, the primary selling season is from January through May as well as September and October. Orders in other months typically are lower. In addition, the markets in which we operate are four-season markets that experience significant periods of rain and snow. Construction cycles and efforts are often adversely affected by severe weather.

Inflation

Inflation can have a significant impact on our business performance and the home building industry in general. Rising costs of land, transportation costs, utility costs, materials, labor, overhead, administrative costs and interest rates on floating credit facilities can adversely affect our business performance. In addition, rising costs of certain items, such as lumber, can adversely affect the expected profitability of our backlog. Generally, we have been able to recover any increases in costs through increased selling prices. However, there is no assurance we will be able to increase selling prices in the future to cover the effects of inflation and other cost increases.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report include forward-looking statements. These forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this report. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this report. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include: general economic and market conditions, including interest rate levels; our ability to service our debt; inherent risks in investment in real estate; our ability to compete in the markets in which we operate; regulatory actions; fluctuations in operating results; our anticipated growth strategies; shortages and increased costs of labor or building materials; the availability and cost of land in desirable areas; natural disasters; our ability to raise debt and equity capital and grow our operations on a profitable basis and our continuing relationships with affiliates.

Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in this report under the heading "Risk Factors" in Item 1A.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors of the Registrant

Information regarding our directors is below.

Christopher Clemente, 50, has been a director since May 2004. He founded our Company in 1985 and since 1992 he has served as our Chairman and Chief Executive Officer. Mr. Clemente has over 25 years of experience in all aspects of real estate development and home building, and over 30 years of experience as an entrepreneur. The Company believes that Mr. Clemente's position as our Chief Executive Officer, his success as an entrepreneur and his depth of skill and experience in real estate development and home building, highly qualifies him as a member of our Board of Directors.

Gregory V. Benson, 57, has been a director since May 2004. He became our President and Chief Operating Officer in 1991. Mr. Benson has over 30 years of home building experience including over 13 years at national home builders, including NVHomes, Ryan Homes and Centex Homes. The Company believes that Mr. Benson's extensive experience in real estate development and homebuilding and his position as our Chief Operating Officer highly qualifies him as a member of our Board of Directors.

Norman D. Chirite, 49, has been a director and a member of the Compensation Committee of our Board of Directors since March 2006. Mr. Chirite currently serves as Managing Director for RedZone Capital Management Company, a private investment management company. He served as Executive Vice President and General Counsel of Washington Football Inc. from August 2002 until October 2005. Mr. Chirite previously was a partner at Weil, Gotshal & Manges LLP in New York City, where he practiced corporate law from 1987 until 2000. From 2004 until 2008, Mr. Chirite was a trustee of Connors Brothers Income Fund, a publicly traded Canadian income trust. The Company believes that Mr. Chirite's extensive background in corporate and securities law highly qualifies him as a member of our Board of Directors.

David M. Guernsey, 63, has been a director since December 2004 and is a member of the Compensation Committee of our Board of Directors. Mr. Guernsey is founder and CEO of Guernsey Office Products, Inc., one of the largest independent office products dealers in the United States. Mr. Guernsey is on the national board of The National Federation of Independent Business (NFIB) serving as Vice-Chairman. NFIB is the Nation's largest member based small business association. Mr. Guernsey has served on the Virginia Commerce Bancorp, Inc. Board of Directors since 1989, currently serving as Vice-Chairman. The Company believes that Mr. Guernsey's qualifications to serve as a director include his extensive experience with public companies, broad management and market expertise and his success as an entrepreneur.

James A. MacCutcheon, 59, has been a director since December 2004 and is a member of the Audit Committee of our Board of Directors. Mr. MacCutcheon is a private investor and advisor to public and private businesses. Mr. MacCutcheon served as the President and Chief Executive Officer of Sunburst Hospitality Corporation from September 2000 until July 2007, and served as its Executive Vice President and Chief Financial Officer from 1997 to 2000. Sunburst Hospitality Corporation was taken private in a transaction led by Mr. MacCutcheon in 2001. Prior to 1997, Mr. MacCutcheon served as Chief Financial Officer for two different public companies and was an audit partner in a Big 8 public accounting firm. Mr. MacCutcheon also currently serves on the Board of Sunburst Hospitality Corporation, Realty Investment and Cambridge Realty, all privately held companies. The Company believes that Mr. MacCutcheon's executive management, financial and public accounting experience, across a variety of industries, adds significant value and diversity to our board and highly qualifies him as a member of our Board of Directors.

A. Clayton Perfall, 51, has been a director since December 2004 and is a member and Chairman of the Audit Committee of our Board of Directors. He currently serves as the Chief Executive Officer of Archway Marketing Services, Inc., a provider of outsourced marketing operations management services. Mr. Perfall has also served as director and chair of the Audit Committee of InVentiv Health, Inc. since 1999. From October 2001 through October 2008, Mr. Perfall served as Chief Executive Officer and member of the Board of Directors of AHL Services, Inc. Mr. Perfall served as President and Chief Executive Officer and member of the Board of Directors of Union Street Acquisition Corp. from July 2006 through September 2008. From September 1996 through September 2000, Mr. Perfall served as Chief Financial Officer of Snyder Communications, Inc. Prior to joining Snyder Communications, Mr. Perfall was a partner with Arthur Andersen LLP. Mr. Perfall received his BBA from the College of William & Mary. The Company believes that Mr. Perfall's significant executive-level experience, corporate finance and public accounting background, highly qualifies him as a member of our Board of Directors.

Robert P. Pincus, 65, has been a director since June 2005 and is a member of the Audit Committee of our Board of Directors. Mr. Pincus serves as Vice Chairman of EagleBank and EagleBancorp, located in Bethesda, Maryland. Prior to joining EagleBank in August 2008, upon the acquisition of Fidelity & Trust Financial Corporation ("Fidelity") and its wholly owned subsidiary, Fidelity & Trust Bank ("F&T Bank"), Mr. Pincus served as Chairman of F&T Bank from 2005. He presently serves as Chairman of the Board of Blackstreet Capital Partners, LP and Chairman of Milestone Merchant Partners, LLC. He was Chairman of the Board of BB&T, D.C. Metro Region, and was Regional President from 1998 to 2002. From 1991 to 1998, Mr. Pincus was President and Chief Executive Officer of Franklin National Bank of Washington, D.C. From 1986 to 1991, Mr. Pincus was the regional president of the D.C. metropolitan region of Sovran Bank. From 1971 to 1986, Mr. Pincus was with D.C. National Bancorp, Inc., where he eventually rose to become President and Chief Executive Officer, prior to its merger with Sovran Bank. Mr. Pincus is a Trustee of the University of Maryland Foundation, Inc. He has previously served as CEO of two different community banks and as a senior executive for major regional and national banks. He has a strong background in many facets of the financial services industry, as well as mergers and acquisitions. The Company believes that Mr. Pincus' wealth of experience in commercial and investment banking highly qualifies him as a member of our Board of Directors.

Socrates Verses, 54, has been a director since June 2005 and is a member and Chairman of the Compensation Committee of our Board of Directors. Mr. Verses currently serves as Chief Executive Officer and a director for Codekko Software, an innovator in web application software. Mr. Verses was the President and Chief Executive Officer of Realeum, Inc., a property management and business integration software company, from 2001-2008. From January 1995 to February 2001, Mr. Verses served as President and a director of Technology Enablers, Inc., an e-services company. From 1987 to 1995, he served as Vice President of Sales for Recognition Equipment Incorporated. The Company believes Mr. Verses' extensive executive-level experience in technology and business development highly qualifies him as a member of our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our Company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish our Company with copies of all Section 16(a) forms they file. Based solely upon our review of the copies of such forms received by us during the fiscal year ended December 31, 2010, and written representations that no other reports were required, each person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of our common stock complied with all Section 16(a) filing requirements during such fiscal year, except Messr. Chirite, MacCutcheon, Perfall, and Verses did not timely file four Form 4s reporting four transactions each. The Form 4s reporting the four transactions each were filed by these persons on April 18, 2011.

Code of Ethics

Our Board of Directors has adopted a Code of Conduct and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website, at *www.comstockhomebuilding.com*, the Code of Conduct and the Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto.

The Audit Committee

The purpose of the Audit Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee also provides assistance to our Board of Directors with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, and the performance of our audit function, internally, if any, and by our independent registered public accounting firm. The primary responsibilities of the Audit Committee are set forth in its charter and include various matters with respect to the oversight of our accounting and financial reporting processes and audits of our financial statements on behalf of our Board of Directors. The Audit Committee also selects the independent registered public accounting firm to conduct the annual audit of our financial statements; reviews the proposed scope of such audit; reviews our accounting and financial controls with the independent registered public accounting firm and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. MacCutcheon, Perfall and Pincus. The Board of Directors has determined that Mr. Perfall qualifies as an "Audit Committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Perfall serves as the Chairman of the Audit Committee.

Item 11. Executive Compensation

Director Compensation

In 2010, we compensated our non-employee directors with an annual retainer fee of $32,500. Our non-employee directors earned $5,000 to serve on the Audit Committee and $3,000 to serve on the Compensation Committee. The chairman of the Compensation Committee earned $4,000, the chairman of the Audit Committee earned $4,000 and the Audit Committee designated financial expert earned $3,000. In 2010, we made cash payments to our non-employee directors totaling $113,004. In addition, we offered our non-employee directors the option to receive a portion of their 2010 director compensation in the form of restricted shares of our Class A Common Stock. For 2010, our non-employee directors elected to receive a total of $117,000 in the form of restricted shares. With respect to the portion of compensation elected to be received in shares of Class A Common Stock, one fourth was paid in restricted shares based on the closing price of our Class A Common Stock as of the end of each fiscal quarter during 2010. Other than pursuant to the foregoing elections, we did not grant any equity awards to our directors during 2010. Employees who also serve as directors receive no additional compensation for their services as a director.

The following table details the compensation earned by our non-employee directors in 2010:

Name	Fees Earned in 2010(1) ($)	Stock Awards(2) ($)	Total ($)
Norman D. Chirite	17,752	17,750	35,502
Socrates Verses	0	39,500	39,500
A. Clayton Perfall	22,252	22,250	44,502
David M. Guernsey	35,500	—	35,500
James A. MacCutcheon	0	37,500	37,500
Robert P. Pincus	37,500	—	37,500

(1) Includes annual retainer, chairman and committee participation fees earned in 2010. To compensate our directors for their 2010 services, we made cash payments and/or issued them the equivalent value in shares of our class A common stock on a quarterly basis based on a closing price of the price of the stock on the last business day of each quarter.

(2) This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (excluding forfeiture estimates) for restricted shares issued to the directors in 2010. The methodologies and assumptions utilized in the valuation of these awards are set forth in Note 12 to our Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

As of December 31, 2010, the following directors held the indicated number of stock awards: Mr. Clemente - 2,504,590; Mr. Benson - 1,249,890; Mr. Thompson - 66,659; Mr. Perfall - 259,789; Mr. Guernsey - 138,699; Mr. MacCutcheon - 140,903; Mr. Pincus - 99,950; Mr. Versus - 164,387; and Mr. Chirite 132,977. In addition, the following directors held the indicated number of stock options: Mr. Clemente - 25,000; Mr. Thompson - 350,000; and Mr. Squeri - 100,000.

Employment Arrangements with Executive Officers

Christopher Clemente and Gregory V. Benson each serve pursuant to the terms of executive employment agreements dated as of December 17, 2004. Mr. Clemente's agreement has an initial term of five years and Mr. Benson's has an initial term of four years. Each agreement will automatically be extended for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreements, Mr. Clemente's and Mr. Benson's minimum annual salary is $550,000, subject to potential increase by our Board of Directors from time to time. Mr. Clemente and Mr. Benson are eligible for a cash bonus of not less than 200% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Clemente and Mr. Benson are also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. In 2006, our Board of Directors increased the minimum annual salary payable to Mr. Clemente to $700,000. Beginning in 2009 and continuing to date, Mr. Clemente and Mr. Benson deferred fifty percent of their salaries, and in April 2010, Mr. Benson began deferring thirty-five percent of his salary.

Mr. Clemente has agreed not to compete with us during the term of his employment and for two years after the termination of the agreement. Mr. Benson has agreed not to compete with us during the term of his employment and for 18 months after the termination of the agreement. Each of Mr. Clemente's and Mr. Benson's employment agreements and non-competition agreements, allow them to engage in the following permitted business activities: (i) development of commercial or for-rent residential (such as apartment buildings) real estate investment properties; (ii) development of speculative land holdings as residential lots intended for construction of for-sale residential dwellings, provided, however, that any such development by any entity in which Mr. Clemente or Mr. Benson, as applicable, has a controlling interest or decision-making power, must first be offered to the Company at a fair market value price; and (iii) secured real estate lending to unrelated third parties. In addition, each has agreed not to (i) engage in any for-sale residential construction activities in any of our then existing markets or in any market that we then plan to enter within six-months; or (ii) solicit our employees or certain other third parties for 24 months, in the case of Mr. Clemente and 18 months in the case of Mr. Benson.

Joseph M. Squeri serves as the Chief Financial Officer of the Company pursuant to the terms of an executive employment agreement dated August 17, 2010. The initial term of his agreement is for three years and is automatically extended for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Squeri's minimum annual salary is $250,000, subject to potential increase by the board of Directors from time to time. Mr. Squeri is entitled to receive an annual cash bonus of up to $50,000 based upon the satisfaction of certain performance criteria, also subject to potential increase by the board of Directors from time to time. Mr. Squeri is also eligible to receive awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. Mr. Squeri has agreed not to compete with us during the term of his employment and for twelve months after the termination of the agreement.

Jubal R. Thompson serves as the General Counsel and Secretary of the Company pursuant to the terms of an executive employment agreement dated August 29, 2006. The initial term of his agreement was for three years and is automatically extended for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Thompson's minimum annual salary was originally $200,000, subject to potential increase by the Board of Directors from time to time. Pursuant to the original employment agreement, Mr. Thompson was eligible to receive a cash bonus of not less than 75% of his then-current salary, based upon the satisfaction of certain performance criteria. In 2010, our Board of Directors increased the minimum annual salary payable to Mr. Thompson to $250,000 and an annual cash bonus of up to $50,000 based upon the satisfaction of certain performance criteria. Mr. Thompson is also eligible to receive awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time.

Compensation Risks

Management and the Compensation Committee have considered and discussed risks inherent in our business and compensation arrangements and have concluded that the risks associated with our compensation practices and policies are not likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the Company's named executive officers for the fiscal years ended December 31, 2010 and 2009.

Name and Principal Position	Year	Salary(1) $	Bonus $	Stock Awards(2) $	Option Awards(2) $	Non-equity Incentive Plan Compensation $	All Other Compensation $	Total $
Christopher Clemente Chairman of the Board	2010	274,000	—	—	—	—	274,000	548,000
and Chief Executive Officer (PEO)	2009	389,000	—	—	—	—	159,833	548,833
Gregory V. Benson	2010	243,775	—	—	—	—	154,225	398,000
Chief Operating Officer	2009	282,750	—	—	—	—	116,083	398,833
Jubal R. Thompson	2010	250,000	—	—	250,000	—	—	500,000
General Counsel	2009	190,000	—	—	—	—	—	190,000

(1) Mr. Clemente and Mr. Benson have been deferring fifty percent of their salaries since 2009, but in April 2010, Mr. Benson began deferring thirty-five percent of his salary.

(2) There were no stock awards or option awards granted in 2009. Mr. Thompson was granted 250,000 options at an exercise price of $0.71 on February 12, 2010. This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (excluding forfeiture estimates) for grants of stock options received in 2010. The methodologies and assumptions utilized in the valuation of these awards are set forth in Note 12 to our Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth the equity awards held by the named executive officers as of December 31, 2010.

Name	Option Awards(1) Number of Securities Underlying Unexercised Options (2) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Christopher Clemente(3)	18,750	6,250	1.00	12/31/17
Gregory V. Benson	—	—	—	—
Jubal R. Thompson(4)	75,000	25,000	1.00	12/31/17
	250,000	—	.71	02/21/20

(1) No executive officer had any unearned equity awards outstanding as of December 31, 2010.
(2) The outstanding unexercisable options vest on December 15, 2011.
(3) Includes 25,000 stock options issued to Tracy Schar, Mr. Clemente's wife.
(4) The 250,000 stock options issued to Mr. Thompson vested at issuance.

Potential Payments on Termination or Change in Control

Under the employment agreements with Messrs. Clemente and Benson, if such executive's employment is terminated without cause or if such executive were to terminate his employment for good reason, each as defined in the agreement, such executive is entitled to continue to receive his then-current salary for 24 and 18 months, respectively. Messrs. Clemente and Benson will also be entitled to receive a cash payment in an amount equal to two times and one and one half times, respectively, 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after our last payment of such executive's then-current salary or (ii) the end of the fiscal year in which our termination of such executive without cause or such executive's termination for good reason occurs. In the event of our termination of such executive without cause or such executive's termination for good reason within the six calendar month period prior to the effective date of a Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control.

Upon termination without cause, each executive is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination.

Under the employment agreements with Messrs. Thompson and Squeri, if such executive's employment is terminated without cause or if such executive were to terminate his employment for good reason, each as defined in the agreement, such executive is entitled to continue to receive his then-current salary for 12 for Mr. Thompson and 6 months for Mr. Squeri until Mr. Squeri has one year of continuous employment with the Company, then 12 months. Messrs. Thompson and Squeri will also be entitled to receive a cash payment in an amount 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after our last payment of such executive's then-current salary or (ii) the end of the fiscal year in which our termination of such executive without cause or such executive's termination for good reason occurs. In the event of our termination of such executive without cause or such executive's termination for good reason within the six calendar month period prior to the effective date of a Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, each executive is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination, except that Mr. Squeri shall only be entitled to a period of 6 months until he has one year of continuous employment with the Company, and then 12 months.

The following table describes the potential payments and benefits to which our executive officers would be entitled upon the happening of the following events: (i) a change of control of Comstock (with no termination of employment) and (ii) a change in the executive's responsibilities by us. Calculations for this table are based on the assumption that the triggering event took place on December 31, 2010.

Name	Change of Control		Change of Responsibilities	
	Cash	Acceleration of Stock Awards	Cash	Acceleration of Stock Awards
	$	$	$	$
Christopher Clemente	1,096,000	—	1,096,000	—
Gregory Benson	597,000	—	597,000	—
Jubal R. Thompson	300,000	—	300,000	—
Joseph M. Squeri	175,000	—	175,000	—

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

The following chart outlines the Company's equity compensation plan information as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	757,000	$ 0.98	1,700,000
Equity compensation plans not approved by security holders	—	—	—
Total	757,000	$ 0.98	1,700,000

(1) 757,000 shares includes: 663,000 stock options and 94,000 restricted stock grants.
(2) Represents shares that may be issued under the 2004 Long-Term Compensation Plan.

Beneficial Ownership of Principal Shareholders, Directors and Officers

The following table sets forth certain information regarding the beneficial ownership of our common stock on March 31, 2011, by (1) each director and named executive officer of our Company, (2) all directors and executive officers of our Company as a group, and (3) each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Class A common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2011, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Class A Common Stock(1)		Class B Common Stock		Beneficial Ownership of Class A and Class B Common Stock Combined	
Name of Beneficial Owner	**Number**	**Percent of Class**	**Number**	**Percent of Class**	**Economic (%)**	**Voting (%)(1)**
Executive Officers and Directors						
Christopher Clemente(2)	2,603,340	15.2%	1,366,750	50.0%	19.9%	39.7%
Gregory V. Benson(3)	1,249,890	7.3%	1,366,750	50.0%	13.2%	37.4%
Jubal R. Thompson	391,659	2.2%	—	—	1.9%	*
A. Clayton Perfall	259,789	1.5%	—	—	1.3%	*
James A. MacCuthcheon	140,903	0.8%	—	—	*	*
Norman D. Chirite	132,977	*	—	—	*	*
Socrates Verses(5)	164,387	1.0%	—	—	*	*
David M. Guernsey	138,699	*	—	—	*	*
Joseph Squeri	100,000	*	—	—	*	*
Robert Pincus (4)	99,950	*	—	—	*	*
All directors and officers as a group (10 persons)	5,281,594	30.8%	2,733,500	100%	40.3%	79.6%
Other 5% holders						
Royce and Associates	1,731,715	9.8%	—	—	8.7%	3.0%
Prescott Group Aggressive Small Cap Master Fund, GP	1,353,417	7.7%	—	—	6.8%	2.3%

* Less than 1% of the outstanding shares of common stock

(1) Does not include shares of Class A common stock issuable upon conversion of Class B common stock. Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to fifteen votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be provided in our certificate of incorporation or as required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

(2) Includes the following held by Mr. Clemente's wife, Tracy Schar: 154,372 shares of Class A common stock including exercisable stock options to purchase 18,750 shares and warrants of 25,000 shares of Class A common stock. 69,333 shares of Class A common stock and 1,366,750 shares of Class B common stock are held by FR54, LLC, an entity that is owned by Mr. Clemente and his wife. 60,000 shares are held in various trusts for the benefit Mr. Clemente's children. Mr. Clemente is the custodian for each trust

(3) 350,083 shares of Class A common stock and 1,366,750 shares of Class B common stock are held by Clareth LLC, an entity that is wholly owned by Mr. Benson.

(4) 9,676 shares are held by RLR Investment Management, LLC, an entity that is owned by Mr. Pincus.

(5) Includes 2,000 shares of Class A common stock, with respect to which Mr. Verses disclaims beneficial ownership. The shares are held in trust for the benefit of Mr. Verses' children. Mr. Verses' wife is the custodian of these trusts.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Procedures for Approval of Transactions with Related Person

Our policy for the review and approval of transactions between us and related persons is set forth in our Corporate Governance Guidelines. Pursuant to our Corporate Governance Guidelines, it is the responsibility of our independent directors to review and make recommendations to the full Board of Directors concerning all related party transactions (as specified in Item 404 of Regulation S-K).

Transactions with Related Persons

Other than the transactions described below, since January 1, 2009 there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of these transactions are on terms that are comparable to or not less favorable than terms that would or could have been obtainable from unaffiliated third parties. All proposed future related party transactions will be submitted to our Board of Directors for review and will require a majority vote of the independent directors for approval. Ongoing transactions are reviewed annually to ensure that they are still comparable to or not less favorable than terms that would have or could have been obtainable from unaffiliated third parties. Our Chief Financial Officer and/or our General Counsel, assuming they are not party to the proposed transaction, coordinates with the independent directors in evaluating the fairness to us of the proposed transaction.

In October 2004, the Company entered into a lease agreement for its corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia with Comstock Asset Management, L.C. (CAM), an entity wholly owned by Christopher Clemente. In October 2007, the lease agreement was amended decreasing the total square footage from approximately 24,000 to 17,000 and extending the term to four years through September 2011. For the twelve months ended December 31, 2009 and 2008, total payments made under this lease agreement were $437,000 and $565,000 respectively. Pursuant to the terms of early termination of the Lease by and between CAM and the Company (the "Lease Termination"), the Company agreed to surrender approximately 15,700 square feet of space to CAM in exchange for (i) CPM's agreement to enter into a new Lease for the reduced space and at a reduced rate; and (ii) the issuance of a warrant to purchase up to 55,000 shares of the Company's Class A common stock at a strike price equal to the average of the closing stock price for the twenty days immediately preceding the effective date of the Lease Termination in exchange for the forgiveness of approximately $110,000 in delinquent rent.

On or about January 15, 2010, Comstock Property Management, L.C. ("CPM"), a subsidiary of Comstock Homebuilding Companies, Inc. (the "Company"), agreed to enter into a new three year lease with CAM, for the use of approximately 8,200 square feet of office space at the Company's existing headquarters (the "Lease"). During the year ended December 31, 2010, total payments made under the Lease were $196,093.

In November 2004, the Company entered into an agreement with CAM to sell certain retail condominium units at the Eclipse at Potomac Yard project ("Eclipse") for a total purchase price of $14.5 million. The Company's Board of Directors previously approved the final sale of the retail (non-residential) condominium units at the Eclipse and previously unallocated and unresolved financial obligations between Comstock Potomac Yard, L.C. (CPY) and CAM stemming from that certain agreement dated November 12, 2004, as amended on September 29, 2005 (the "Agreement"). The conveyance of the retail units occurred on December 21, 2007. Pursuant to the Agreement, CPY was required to bond off and indemnify CAM against any losses associated with the filing of mechanics liens against the retail units by CPY contractors or subcontractors. Balfour Beatty Construction, CPY's general contractor for the Project, filed a mechanics lien against the entire project in a total amount of approximately $515,000 in July 2008. The pro-rata portion of the bond allocated to the retail units owned by CAM was $75,000 (the "Cash Bond"). On August 1, 2008, CAM made demand for bonding over and/or indemnification pursuant to the Agreement and on January 28, 2009, CPY paid the Cash Bond to CAM for purposes of bonding over the lien. On April 20, 2009, the mechanics liens were invalidated by court order, allowing for the return of any monies paid for bonding off the liens to be released to CAM and thereafter returned to CPY. However, CPY was unable to perform certain work under the Agreement required to grant CAM the requisite public access to its retail condominium units previously agreed to by CPY. As a result, the Board approved CAM's retention of the Cash Bond to be used to perform the work and the parties released each other from any other unresolved financial costs under the Agreement.

In February 2008, the Company entered into a Loan and Security Agreement with Stonehenge Funding, LC, a wholly-owned subsidiary of CAM. The loan in the amount of $4.0 million was secured by the Company's anticipated federal income tax refund for tax year 2007. Terms of the loan included interest-only payments at a fixed rate of 12% per annum and an origination fee paid by the Company to Stonehenge Funding at closing of the loan totaling $200,000. Participating in the loan were Gregory Benson ($500,000) and Tracy Schar ($1,500,000). In March 2008, the Company received its federal income tax refund and used a portion of the refund to settle the loan. Total interest payments of $16,000 were made to Stonehenge Funding on July 13, 2010 in the form of shares of Class A common stock.

On February 4, 2010, the Company entered into a Second Amended and Restated Indenture ("Loan Modification Agreement") with Stonehenge Funding, LC (the "Subordinate Lender"), an entity wholly-owned by Christopher Clemente, the Chairman and Chief Executive Officer of the Company, providing for the modification of one certain senior unsecured note in the outstanding principal amount of approximately $9,000,000.00, plus accrued and unpaid interest, as more particularly described in that certain Amended and Restated Indenture between the Company and JP Morgan Ventures ("JPMV") dated March 14, 2008 (the "JP Morgan Debt") which was purchased by the Subordinate Lender on December 23, 2009. Gregory Benson, the Company's Chief Operating Officer and a member of the Company's Board of Directors, subsequently purchased a participation interest in the JP Morgan Debt from the Subordinate Lender. The negotiations regarding the Loan Modification Agreement were handled by the independent members of the Board of Directors of the Company.

During 2003, the Company entered into agreements with I-Connect, L.C., a company in which Investors Management, LLC an entity wholly owned by Gregory Benson, holds a 25% interest, for information technology consulting services and the right to use certain customized enterprise software. During the year ended December 31, 2009, we paid $86,000 to I-Connect. During the year ended December 31, 2010 we paid $66,000 to I-Connect.

On February 11, 2011, Comstock Services, L.C., a subsidiary of the Company, entered into an Owner-Contractor Agreement with CRS Construction Services, L.C., an entity wholly-owned by Christopher Clemente, the Chairman and Chief Executive Officer of the Company, to perform paving and certain site improvement work to property in Reston, Virginia which is owned by Fairfax County, Virginia. The Contract Sum was for approximately $1 million and the work was completed in April 2011.

Comstock Services, L.C., a subsidiary of the Company, intends to enter into a Subcontract Agreement with Davis Construction, LLC to perform sitework and land development for a project known as Loudoun Station in Loudoun County, Virginia. Comstock Partners, L.C., an entity wholly-owned by Christopher Clemente, the Chairman and Chief Executive Officer of the Company, is the owner of the Loudoun Station project. The costs associated with this work cannot be estimated at this time.

Director Independence

Our Board of Directors has determined, after considering all relevant facts and circumstances, that Messrs. Chirite, Guernsey, MacCutcheon, Perfall, Pincus and Verses are independent directors, as "independence" is defined in the Nasdaq Marketplace Rules, because they satisfy the objective independence criteria set forth in such rules and have no relationship with us that would interfere with their exercise of independent judgment. Our Board of Directors has further determined that each member of our Audit Committee is independent under rules adopted by the SEC applicable to audit committee members.

Item 14. Principal Accounting Fees and Services

The firm of PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited our consolidated financial statements for the fiscal years ended December 31, 2010 and 2009.

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Audit-related fees (1)	$ 271,650	$ 200,000
Tax fees (2)	108,462	63,500
Other Fees	—	—
Total	$ 380,112	$ 263,500

(1) Includes fees related to the annual independent audit of our financial statements.
(2) Tax fees represent amounts billed for tax compliance and advisory services.

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit-related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent registered public accounting firm. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent registered public accounting firm, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations. To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Audit Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate to management the pre-approval of services to be performed by the independent registered public accounting firm.

Our Audit Committee requires that our independent registered public accounting firm, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by PricewaterhouseCoopers LLP described above under the captions "Audit-Related Fees," "Tax Fees" and "Other Fees" were approved by our Audit Committee.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements are listed in the Index to Financial Statements on page F-1 of this report.

(2) Schedules have been omitted because they are not applicable or because the information required to be set forth therein is included in the consolidated and combined financial statements or notes thereto.

(3) Exhibits

Exhibit Number	Exhibit
3.1(2)	Amended and Restated Certificate of Incorporation
3.2(2)	Amended and Restated Bylaws
4.1(1)	Specimen Stock Certificate
10.1(1)	Lease Agreement, dated as of January 31, 2004, with Comstock Partners, L.C.
10.2(1)	Agreement of Sublease, dated as of October 1, 2004, with Comstock Asset Management, L.C.
10.3(1)	Loan Agreement, dated December 17, 1997, as amended, with Bank of America, N.A.
10.4(1)	Disbursement and Construction Loan Agreement and Disbursement and Development Loan Agreement, each dated October 10, 2002 and as amended, with Branch Banking and Trust Company of Virginia.
10.5(1)	Disbursement and Construction Loan Agreement and Acquisition, Disbursement and Development Loan agreement, each dated July 25, 2003, with Branch Banking and Trust Company of Virginia.
10.6(2)	Loan Agreement, dated January 25, 2005, with Corus Bank, N.A.
10.7(2)	Completion Guaranty, dated January 25, 2005 in favor of Corus Bank, N.A.
10.8(2)	Carve-Out Guaranty, dated January 25, 2005, in favor of Corus Bank, N.A.
10.9(1)	Form of Indemnification Agreement
10.10(1)	Form of Promissory Note to be issued to each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub by each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.11(1)	Form of Tax Indemnification Agreement to be entered into by each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub with each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.12(1)	2004 Long-Term Incentive Compensation Plan+
10.13(1)	Form Of Stock Option Agreement under the 2004 Long-Term Incentive Compensation Plan+
10.14(2)	Form Of Restricted Stock Grant Agreement under the 2004 Long-Term Incentive Compensation Plan+
10.15(1)	Employee Stock Purchase Plan+
10.16(1)	Purchase and Sale Agreement, dated as of April 25, 2003, as amended, with Crescent Potomac Yard Development, LLC
10.17(2)	Purchase and Sale Agreement, dated as of November 9, 2004, as amended, with Fair Oaks Penderbrook Apartments L.L.C.
10.18(2)	Real Estate Purchase Contract, dated as of February 4, 2005, with Westwick Apartments LLC
10.19(2)	Services Agreement, dated March 4, 2005, with Comstock Asset Management, L.C.
10.20(1)	Employment Agreement with Christopher Clemente+
10.21(1)	Employment Agreement with Gregory Benson+
10.22(1)	Employment Agreement with Bruce Labovitz+

Exhibit Number	Exhibit
10.23(1)	Confidentiality and Non-Competition Agreement with Christopher Clemente+
10.24(1)	Confidentiality and Non-Competition Agreement with Gregory Benson+
10.25(1)	Confidentiality and Non-Competition Agreement with Bruce Labovitz+
10.26(2)	Description of Arrangements with William Bensten+
10.27(2)	Description of Arrangements with David Howell+
10.28(1)	Trademark License Agreement
10.29(2)	Purchase Agreement, dated as of November 12, 2004 with Comstock Asset Management, L.C.
10.30(3)	Agreement of Purchase and Sale, dated June 23, 2005, by and between Comstock Carter Lake, L.C. and E.R. Carter, L.L.C.
10.31(3)	Agreement of Purchase and Sale, dated September 28, 2005, by and between Comstock Bellemeade, L.C. and Bellemeade Farms Investors, LLC et. al.
10.32(3)	Loan Agreement, dated September 28, 2005, by and between Comstock Bellemeade, L.C. and Bank of America, N.A.
10.33(3)	Guaranty Agreement, dated September 28, 2005, by the Registrant in favor of Bank of America, N.A.
10.34(4)	Life Insurance Reimbursement Agreement with William P. Bensten
10.35(4)	Life Insurance Reimbursement Agreement with Bruce Labovitz
10.36(4)	Description of Reimbursement and Indemnification Arrangement with Christopher Clemente and Gregory Benson
10.37(3)	Agreement of Purchase and Sale, dated June 23, 2005, by and between Comstock Carter Lake, L.C. and E.R. Carter, L.L.C.
10.38(5)	Stock Purchase Agreement with Parker-Chandler Homes, Inc. and the Selling Stockholders identified therein, dated as of January 19, 2006
10.39(5)	Loan Agreement, dated January 31, 2006, by and between Comstock Carter Lake, L.C. and Bank of America, N.A.
10.40(5)	Guaranty Agreement, dated January 31, 2006, by the Registrant in favor of Bank of America, N.A.
10.41(6)	Form of purchase agreement, dated as of May 5, 2006, as amended as of May 9, 2006, by and between the Company and the purchasers identified therein
10.42(6)	Form of warrant
10.43(7)	Note Purchase Agreement with Kodiak Warehouse LLC, dated as of May 4, 2006
10.44(7)	Junior Subordinated Indenture with Wells Fargo Bank, N.A., dated as of May 4, 2006
10.45(7)	Credit Agreement with Wachovia Bank, N.A., dated as of May 26, 2006
10.46(7)	Stock Purchase Agreement with Capitol Homes, Inc. and the Selling Shareholders identified therein, dated as of May 1, 2006
10.47(8)	Letter, dated October 18, 2007, from Friedlander, Misler, Sloan, Kletzkin & Ochsman, PLLC to the Registrant and Comstock Bellemeade, L.C.
10.48(8)	Purchase and Sale Agreement by and between Comstock Countryside L.C. and Merion-Loudon, LC, dated as of December 21, 2006
10.49(8)	Marketing and Sale Agreement by and between Comstock Countryside LC and Merion-Loudon, L.C., dated as of December 21, 2006
10.50(8)	Consulting Agreement with The Merion Group, LC, dated as of December 21, 2006
10.51(8)	Loan Modification Agreement, dated as of December 2006, by and among the Registrant, Highland Avenue Properties, LLC and Bank of America, N.A.
10.52(8)	Amended and Restated Guaranty Agreement, dated December 2006, by the Registrant in favor of Bank of America, N.A.

Exhibit Number	Exhibit
10.53(8)	Loan Modification Agreement, dated as of December 2006, by and among the Registrant, Comstock Homes of Atlanta, LLC, Comstock Homes of Myrtle Beach, LLC and Bank of America, N.A.
10.54(8)	Amended and Restated Guaranty Agreement, dated December 2006, by the Registrant in favor of Bank of America, N.A.
10.55(8)	First Loan Modification Agreement, dated as of December 2006, by and among the Registrant, Comstock Bellemeade, L.C., Bank of America, N.A. and Lenka E. Lundsten
10.56(8)	Second Loan Modification Agreement, dated as of December 22, 2006, by and between the Registrant and Bank of America, N.A.
10.57(9)	Loan and Security Agreement, dated as of February 2008, by and between the Registrant and Stonehenge Funding, LC.
10.58(9)	Guaranty Agreement, dated as of February 2008, by Comstock Potomac Yard, L.C. in favor of Stonehenge Funding, LC.
10.59(9)	Supplement to Indenture, dated as of January 7, 2008, by and between the Registrant and Wells Fargo Bank, N.A.
10.60(9)	Amended and Restated Indenture, dated as of March 14, 2008, by and between the Registrant and Wells Fargo Bank, N.A.
10.61(9)	Loan Agreement, dated as of March 14, 2008, by and among Comstock Station View, L.C., Comstock Potomac Yard, L.C., and KeyBank National Association.
10.62(9)	Unconditional Guaranty of Payment and Performance, dated as of March 2008, by the Registrant in favor of KeyBank National Association.
10.63(10)	Forbearance and Conditional Release Agreement, dated as of November 25, 2008, by and among Highland Avenue Properties, LLC, Comstock Homes of Atlanta, LLC, the Registrant and Bank of American, N.A.
10.64(10)	Sixth Loan Modification Agreement, dated as of November 26, 2008, by and among the Registrant and Bank of America, N.A.
10.65(10)	Amended and Restated Promissory Note (Tribble Road Loan), dated as of December 10, 2008, by the Registrant in favor of Wachovia Bank, National Association.
10.66(10)	Loan Modification and Forbearance Agreement, dated as of December 10, 2008, by and among the Registrant, various wholly owned subsidiaries as guarantors and Wachovia Bank, National Association.
10.67(10)	Amended and Restated Promissory Note (Revolving Line of Credit), dated as of December 10, 2008, by the Registrant in favor of Wachovia Bank, National Association.
10.68(10)	Amended and Restated Promissory Note (Term Loan), dated as of December 10, 2008, by the Registrant in favor of Wachovia Bank, National Association.
10.69(11)	Settlement Agreement, dated July 8, 2009, by and among Comstock Belmont Bay 89, L.C., the Registrant and Belmont Bay, L.C., et. al.
10.70(11)	Consensual Foreclosure and Settlement Agreement, dated August 17, 2009, by and among the Registrant, et. al. and Wachovia Bank, National Association
10.71(11)	Third Amendment of Loan Agreement, dated September 16, 2009, by and among Comstock Penderbrook, L.C., the Registrant and Guggenheim Corporate Funding, LLC
10.72(11)	Settlement Agreement and Mutual Release, dated September 21, 2009, by and among Registrant, Mathis Partners, LLC and Cornerstone Bank
10.73(11)	Forbearance Agreement, dated September 28, 2009, by and among Comstock Cascades, L.C., the Registrant and Manufacturers and Traders Trust Company
10.74(11)	Forbearance and Conditional Release Agreement, dated September 28, 2009, by and among Comstock Belmont Bay 89, L.C., the Registrant and Manufacturers and Traders Trust Company
10.75(11)	First Amendment to Loan Agreement, dated October 30, 2009, by and among Comstock Station View, L.C., Comstock Potomac Yard, L.C., the Registrant and Key Bank National Association
10.76(11)	Forbearance and Conditional Release Agreement, dated November 10, 2009, by and among Comstock Homes of Raleigh, L.L.C., the Registrant and Fifth Third Bank, N.A.

Exhibit Number	Exhibit
10.77(12)	Forbearance Agreement and Second Amendment to Loan Agreement, dated January 27, 2009, by and among Comstock Penderbrook, L.C., the Registrant and Guggenheim Corporate Funding, LLC
10.78(12)	Fourth Amendment to Sublease Agreement and Services Agreement, dated February 26, 2009, with Comstock Asset Management
10.79(12)	Mutual Release and Settlement Agreement, dated June 8, 2009, by and between Comstock Homes of Raleigh, LLC, Providence Development of Raleigh, LLC and Manning Fulton & Skinner
10.80(12)	Subordinated Deficiency Note, dated as of September 21, 2009, by the Registrant in favor of Cornerstone Bank., successor-in-interest to Haventrust Bank.
10.81(12)	Amended and Restated Subordinated Deficiency Note, dated as of November 5, 2009, by the Registrant in favor of Wachovia Bank, National Association.
10.82(12)	Bankruptcy filing for Buckhead Overlook, LLC, filed November 2009 in the U.S. Bankruptcy Court, Northern District of Georgia, Atlanta Division
10.83(12)	Bankruptcy filing for Post Preserve, LLC filed November 2009 in the U.S. Bankruptcy Court, Northern District of Georgia, Atlanta Division
10.84(12)	Bankruptcy filing for Parker Chandler Homes, LLC f/k/a Comstock Homes of Atlanta, LLC filed November 2009 in the U.S. Bankruptcy Court, Northern District of Georgia, Atlanta Division
10.85(12)	Lease Agreement, dated on or about December 31, 2009, with Comstock Asset Management, L.C. by Comstock Property Management, L.C., a subsidiary of Registrant
10.86(12)	License Agreement, effective January 1, 2010, with I-Connect
10.87(12)	Letter of Intent, effective February 12, 2010, by and between Registrant and Stonehenge Funding, L.C. and Subordination and Standstill Agreements between Registrant and Guggenheim Corporate Funding, LLC and between Registrant and Key Bank, National Association
10.88(12)	Seventh Loan Modification Agreement, dated as of February 25, 2010, by and among the Registrant and Bank of America, N.A.
10.89(12)	Memorandum Opinion, filed February 23, 2010, by the US District Court in favor of Comstock Potomac Yard, L.C., a subsidiary of Registrant, against Balfour Beatty Construction, LLC
10.90(12)	Purchase Agreement, dated October 30, 2009, by and between Comstock Station View, L.C. and M/I Homes of DC, LLC
10.91(13)	Second Amended and Restated Indenture, dated as of February 12, 2010, by and among the Registrant and Comstock Asset Management, L.C.
10.92(13)	Amended and Restated Senior Note, effective February 12, 2010, by and among, Stonehenge Funding, LC, the Registrant and Comstock Asset Management, L.C.
10.93(13)	Employment Agreement with Joseph M. Squeri+
10.94(13)	Confidentiality and Non-Competition Agreement with Joseph M. Squeri+
10.95*	Loan Agreement, dated as of January 27, 2011, by and among Comstock Potomac Yard, L.C. and Eagle Bank
10.96*	Loan Agreement, dated as of February 11, 2011, by and among Comstock Cascades II, L.C. and Cardinal Bank
14.1(2)	Code of Ethics
21.1*	List of subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

* Previously filed with the Registrant's Annual Report on Form 10-K, filed on March 31, 2011.

** Filed herewith.

\+ Management contracts or compensatory plans, contracts or arrangements

(1) Incorporated by reference to an exhibit to the Registrant's Registration Statement on Form S-1, as amended, initially filed with the Commission on August 13, 2004 (No. 333-118193).

(2) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2005.

(3) Incorporated by reference to an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 14, 2005.

(4) Incorporated by reference to an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005.

(5) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 16, 2006.

(6) Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the Commission on May 10, 2005.

(7) Incorporated by reference to an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 9, 2006.

(8) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 16, 2007.

(9) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 24, 2008.

(10) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2009.

(11) Incorporated by reference to an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2009.

(12) Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2010.

(13) Incorporated by reference to an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 12, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMSTOCK HOMEBUILDING COMPANIES, INC.

Date: May 2, 2011

By: /s/ CHRISTOPHER CLEMENTE

Christopher Clemente
Chairman and Chief Executive Officer
(Principal executive officer)

Exhibit 31.1

CERTIFICATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher Clemente, certify that:

1. I have reviewed this annual report on Form 10-K/A of Comstock Homebuilding Companies, Inc. for the fiscal year ended December 31, 2010;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter of the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 2, 2011

/S/ CHRISTOPHER CLEMENTE

Christopher Clemente
Chairman and Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Squeri, certify that:

1. I have reviewed this annual report on Form 10-K/A of Comstock Homebuilding Companies, Inc. for the fiscal year ended December 31, 2010;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter of the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 2, 2011

/S/ JOSEPH M. SQUERI

Joseph M. Squeri
Chief Financial Officer
(Principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment on Form 10-K/A to the Annual Report on Form 10-K of Comstock Homebuilding Companies, Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of Christopher Clemente, Chairman and Chief Executive Officer of the Company and Joseph M. Squeri, Chief Financial Officer of the Company, certify, to our best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 2, 2011

/s/ CHRISTOPHER CLEMENTE

Christopher Clemente
Chairman and Chief Executive Officer

Date: May 2, 2011

/s/ JOSEPH M. SQUERI

Joseph M. Squeri
Chief Financial Officer